16 July 2012

Mr Jim Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
US Securities and Exchange Commission
Washington D.C. 20549

Re:	AstraZeneca Plc Form 20-F for Fiscal Year Ended December 31, 2011 Filed March 28, 2012 File No. 001-11960

Dear Mr Rosenberg,

Further to your letter of July 2, please find attached our responses to the comments you have raised with respect to our Form 20-F for the fiscal year ended 31 December 2011.  In making these responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We trust that these responses provide you with the information you require. Please note that page numbers throughout our response, unless otherwise indicated, refer to our Annual Report and Form 20-F Information 2011.  Where we propose additional or enhanced disclosures these are included in italics in our response to your comments.

Should you have any further queries, please do not hesitate to contact either Alistair Collins, Group Financial Controller, on +44 1625 518856, Andy Chard, Director of Financial Reporting, on +44 1625 517279 or me, on +44 207 604 8085.

Yours sincerely,

/s/ Julie Brown

J Brown
Interim Chief Financial Officer

Form 20-F

Item 4.  Information on the Company
B. Business Overview, page 2

1.
We note that sales of Crestor have increased both absolutely and as a percentage of your total sales during the last several years.  Also, as sales of Seroquel and many of your other products wind-down in the next few years it is likely that sales of Crestor will remain robust at least through 2016.  Crestor has become a more important part of your portfolio and is likely to become even more important to your portfolio through at least 2016.  It appears to the Staff that you are and will continue to be substantially dependent upon sales of Crestor and any licensing and/or collaboration agreement you have in place relating to Crestor.  Please promptly file any such agreements in an amendment to your 20-F annual report.  Alternatively, if you believe you are not substantially dependent upon these agreements please provide your analysis to the Staff supplementally.

Section 4(b)(ii) of Form 20-F Item 19 provides that registrants must file as an exhibit to their Form 20-F any contract on which their business is “substantially dependent”.  While we have been granted certain rights to use the rosuvastatin calcium compound (which we market as Crestor) under an agreement with Shionogi & Co., Limited (“Shionogi”), the company that originally developed the compound and that owns the related patents, for the reasons explained below we do not believe that our business is “substantially dependent” on that agreement.

Under a license agreement (the “License Agreement”) with Shionogi entered into by Zeneca, one of our predecessor companies, in 1998, we have an exclusive, royalty-bearing license from Shionogi which permits us to develop and use the rosuvastatin calcium compound and use, manufacture, distribute and sell the compound or products containing it over the life of the underlying patents.

It is important to understand, however, that responsibility for the execution of all manufacturing, commercialization, promotional and sales activities that are required in order to market and sell Crestor – and therefore, to realize revenues from the product – lie with, and are undertaken by, AstraZeneca.  For example, AstraZeneca is responsible, at its expense and risk, for sourcing and supply of the active pharmaceutical ingredient and other product ingredients, product manufacture, packaging and labeling, distribution, marketing and sales.  Our generation of revenues from Crestor depend upon the successful, efficient and timely completion of these workstreams and processes which result in Crestor being marketed and sold, and it is these commercialization activities, conducted by AstraZeneca, on which our business and our ability to recognize revenues from Crestor sales depend.

Additionally, we retain significant commercial flexibility under the License Agreement over our actions in respect of the product, as well as retaining full rights to pursue the feasibility for the development and commercialization of other pharmaceutical products containing the rosuvastatin compound together with one or more other active ingredients.  As a result, the level of revenues generated by the product (and any other combination products that we may develop or commercialize) is inherently linked not to the provisions of the License Agreement but to our own commercial, scientific, technical and regulatory judgments that we make in connection with our commercialization and promotion activities.

Further, the License Agreement is not subject to termination by Shionogi for any reason other than insolvency of AstraZeneca, or material breach of the License Agreement by

AstraZeneca which remains uncured, and so we do not consider there to be a significant risk that we may lose our rights to continue our activities in respect of the compound.

Accordingly, we do not consider our business to be “substantially dependent” on the License Agreement, nor do we believe that we are required to file it with our Form 20-F or on an amendment thereto.

Exhibit 15.1 Annual Report and Form 20-F Information 2011

Financial Statements
Group Accounting Policies
Revenue, page 146

2.
In the first paragraph on page 147 you indicate that, for newly launched products in the US, you estimate return rates based on your past experience with similar products or based on a pre-determined rate.  Please clarify for us what you mean by a pre-determined rate and tell us how this pre-determined rate represents a reliable estimate of returns in order to record revenue upon product delivery as stipulated in paragraph 17 of IAS 18.

IAS 18 paragraph 17 stipulates that a seller may recognise revenue, whilst maintaining legal title to the goods, provided the seller is able to “reliably estimate future returns”, “based on previous experience and other relevant factors”.

By way of background, in our experience product returns have only become significant where a product has faced generic competition.  In addition, revenue from newly launched products represents only a very small proportion of our total revenue.

In estimating returns for newly launched products we believe that a number of factors contribute to the accuracy of our estimate.

At the outset, we would note that when launching a new product there is a significant risk that actual end user demand particularly in early periods does not match that forecast.  However, we believe it is important to consider that significant mitigation of that risk (and, therefore, the risk of returns) takes place before shipment and invoicing occurs.

First, the risk of predicting sales patterns for newly launched products is mitigated at the level of wholesalers themselves, who will only take shipments from us of physical product in anticipation of selling that product to their customers. Initial shipping and invoicing patterns driven by wholesalers reflect the latest available information relating to potential demand for newly launched products. A wholesaler will make an assessment of its likely sales based on all the relevant factors influencing its demand side risk.

Second, real time information exchanged between AZ and wholesalers update the demand patterns as sales patterns develop. Regular communication of activity in the channel about the sales patterns of newly launched products provides real-time ability to manage inventory at wholesalers, shipping and invoicing patterns and hence minimize the risk of unanticipated returns.

Further, even in the event that initial shipments exceed forecast demand, the lifespan of products mean that this is more likely to impact future demand from wholesalers, as they utililse the stock to fulfill future end user demand, rather than result in returns.

However, recognizing that we can never fully mitigate this risk, we apply a returns reserve rate based on either those amounts seen for relevant similar products or, absent any reliable precedent, a pre-determined rate based on the weighted average rate of returns across all products, is used.  We believe this rate, combined with significant demand side information provided through our relationships with wholesalers means that sales of newly launched products are reliably estimated.

The pre-determined rate is reviewed regularly as an assessment of demand patterns for the newly launched product emerges. Regular reviews of our return rates versus actual rates ensure that we reserve an appropriate level of returns on shipment.

Brilinta, one of our more recent newly launched products, was launched in the US in August 2011. Since there was no similar product from which to draw an accurate estimate of the potential rate of returns, a pre-determined 1% rate, based on the weighted average returns across all products at the time was applied.  In reviewing our experience of actual returns to date for Brilinta use of the pre-determined rate did not result in a significant mis-estimation of sales and hence to date no change to the rate has been made.

All of this means that the right of return results in us retaining only an insignificant risk of ownership for recently launched products.

Notes to Group Financial Statements
Note 25:  Commitments and contingent liabilities
Tax, page 189

3.
In the transfer pricing and other international tax contingencies disclosure you indicate that you released a portion of the provision related to UK/US transfer pricing issues for your US business.  Please explain to us why you released only a portion of the provision related to this issue when it appears that you reached a final settlement agreement with both UK and US taxing authorities in March 2011.  If you did not reverse the entire provision associated with this issue, please tell us the amount you still have recorded and why you believe it probable that you will pay these amounts on settled matters under your tax contingency policy as disclosed on page 147.  In your response, please tell us how your tax contingency policy complies with the guidance in IAS 12.

As a result of the agreement reached during 2011 between the UK and US taxing authorities, AstraZeneca utilised $1,133m of the related provision (as a result of the $1,133m net payment referred to in Note 25 on page 189) and released the entire remaining balance of $520m to the income statement.  The $520m is the “portion” of the total provision to which this disclosure refers.

In accordance with IAS 12, AstraZeneca records current tax liabilities (assets) at the amount expected to be paid to (or recovered from) the taxation authorities using the tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date. This applies to all current tax amounts including contingencies and so when we expect to have to make a payment to a tax authority due to successful challenge of a position taken in a tax return we recognise a liability for the amount expected to be paid. Equally where resolution of the position is expected to result in a payment from a tax authority (such as for reciprocal relief in a transfer pricing adjustment) we recognise an asset for the amount expected to be received.